COLUMBIA FUNDS SERIES TRUST II

225 Franklin Street

Boston, MA 02110

December 15, 2016

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II Active Portfolios® Multi-Manager Value Fund	Post-Effective Amendment No. 153 File Nos. 333-131683/811-21852

Dear Mr. Cowan:

This letter responds to a follow-up comment received from the staff (Staff) of the Securities and Exchange Commission (Commission) on December 14, 2016 for the above-referenced post-effective amendment (the Filing) filed by and on behalf of Columbia Funds Series Trust II (the Registrant) on behalf of its series, Active Portfolios® Multi-Manager Value Fund (the Fund). The comment and response are outlined below.

PROSPECTUS COMMENT:

Comment 1:	A filing adding a new share class to a fund must include financial highlights for an existing share class of the Fund.

Response:	The Fund will include the financial highlights for the existing Class A shares of the Fund in the definitive registration statement filing.

If you have any questions, please contact either me at (212) 850-1703 or MaryEllen McLaughlin at (617) 385-9540.

Sincerely,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Assistant Secretary
Columbia Funds Series Trust II